Exhibit 99.1

News Release

Media Contact:	Investor Contact:
Sharlene Myers	David G. McLennan
Manager, Global Public Relations	Chief Financial Officer
+1 (604) 232-1445	+1 (604) 231-1181
smyers@sierrawireless.com	investor@sierrawireless.com

Sierra Wireless reports second quarter 2012 results

•                  Revenue in the second quarter 2012 of $167.4 million, 19.7 percent year-over-year growth

•                  Non-GAAP earnings from operations of $12.7 million, up from loss of $0.8 million in the second quarter of 2011

•                  Non-GAAP net earnings of $9.3 million, or $0.30 per diluted share, up from a net loss of $1.0 million, or $0.03 per diluted share in the second quarter of 2011

•                  Cash, cash equivalents and short-term investments balance of $125.3 million, up $18.5 million from the end of the first quarter 2012

Vancouver, Canada — August 2, 2012 — Sierra Wireless, Inc. (NASDAQ:  SWIR) (TSX:  SW) today reported second quarter 2012 results. All results are reported in U.S. dollars and are prepared in accordance with United States generally accepted accounting principles (GAAP), except as otherwise indicated below.

Revenue for the second quarter of 2012 was $167.4 million, compared to $139.9 million in the second quarter of 2011, and $150.3 million in the first quarter of 2012. The year-over-year revenue increase of 19.7 percent was driven by strong sales in our 4G Mobile Computing products and steady growth in our Machine-to-Machine (“M2M”) business. Mobile Computing revenue was $89.9 million, compared to $66.0 million in the second quarter of 2011.  M2M revenue was $77.5 million, compared to $73.9 million in the second quarter of 2011.

“Exceptionally strong sales of our 4G Mobile Computing products, combined with steady growth in our Machine-to-Machine business, led to higher than expected revenue and profitability in the second quarter of 2012,” said Jason Cohenour, President and Chief Executive Officer. “In addition, our successful acquisition of Sagemcom’s M2M business expands our leading market share position and further accelerates our growth in the exciting Machine-to-Machine market.”

On a GAAP basis, gross margin was $51.3 million, or 30.7 percent of revenue, in the second quarter of 2012, compared to $39.1 million, or 28.0 percent of revenue, in the second quarter of 2011. Operating expenses were $45.1 million and earnings from operations were $6.2 million in the second quarter of 2012, compared to operating expenses of $45.4 million and a loss from operations of $6.3 million in the second quarter of 2011.  Net earnings were $3.6 million, or $0.11 per diluted share, in the second quarter of 2012, compared to a net loss of $6.8 million, or $0.22 per diluted share, in the second quarter of 2011. The second quarter of 2012 results included $2.1 million in acquisition and restructuring costs, compared to $0.4 million in restructuring and integration costs in the second quarter of 2011.

On a non-GAAP basis, gross margin was 30.7 percent of revenue in the second quarter of 2012, compared to 28.0 percent of revenue in the second quarter of 2011. Operating expenses were $38.8 million and earnings from operations were $12.7 million in the second quarter of 2012, compared to operating expenses of $40.0 million and a loss from operations of $0.8 million in the second quarter of 2011. Net earnings were $9.3 million, or $0.30 per diluted share, in the second quarter of 2012 compared to a net loss of $1.0 million, or $0.03 per diluted share, in the second quarter of 2011.

The cash, cash equivalents and short-term investments balance at the end of the second quarter of 2012 was $125.3 million, up $18.5 million from the end of the first quarter of 2012. During the second quarter of 2012, we purchased and cancelled 400,000 common shares in the open market for $3.3 million in connection with our normal course issuer bid.

Non-GAAP results exclude the impact of stock-based compensation expense, acquisition costs, restructuring costs, integration costs, acquisition amortization, foreign exchange gains or losses on foreign currency contracts as well as translation of balance sheet accounts, and certain tax adjustments. We disclose non-GAAP amounts as we believe that these measures provide our shareholders with better information about actual operating results and assist in comparisons from one period to another. The reconciliation between our GAAP and non-GAAP results is provided in the accompanying schedules.

Financial guidance

Financial guidance for the third quarter of 2012 excludes any impact from the acquisition of the Sagemcom M2M business.  In the third quarter of 2012, we expect revenue and gross margin to decrease on a sequential basis driven primarily by normalizing sales patterns in our Mobile Computing business, following an exceptional Q2.

Q3 2012 Guidance	Consolidated Non-GAAP

Revenue	$157.0 to $162.0 million

Earnings from operations	$6.0 to $8.0 million

Net earnings	$4.3 to $5.7 million

Earnings per share	$0.14 to $0.19 per share

This Non-GAAP guidance for the third quarter of 2012 reflects current business indicators and expectations. Inherent in this guidance are risk factors that are described in greater detail in our regulatory filings. Our actual results could differ materially from those presented below. All figures are approximations based on management’s current beliefs and assumptions.

Conference call, webcast and instant replay details

Sierra Wireless President and CEO, Jason Cohenour, and CFO, David McLennan, will host a conference call and webcast with analysts and investors to review the results on Thursday, August 2, 2012, at 5:30 PM Eastern Time (2:30 PM PT). A live slide presentation will be available for viewing during the call from the link provided below.

To participate in this conference call, please dial the following number approximately ten minutes prior to the commencement of the call:

•                  Toll-free (Canada and US): 1-877-201-0168

•                  Alternate number: 1-647-788-4901

•                  Conference ID: 88885531

For those unable to participate in the live call, a replay will be available until August 10, 2012. Dial 1-855-859-2056 or 1-800-585-8367 and enter the Conference ID number above to access the replay.

To access the webcast, please follow the link below:

http://www.snwebcastcenter.com/custom_events/sierrawireless-20120802/site/

The webcast will remain available at the above link for one year following the call.

We look forward to having you participate in our call.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information in this press release are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”) including statements and information relating to our financial guidance for the third quarter of 2012 and our fiscal year 2012, our business outlook for the short and longer term and our strategy, plans and future operating performance.  Forward-looking statements are provided to help you understand our views of our short and longer term prospects. We caution you that forward-looking statements may not be appropriate for other purposes. We will not update or revise our forward-looking statements unless we are required to do so by securities laws.

Forward-looking statements:

•                  Typically include words and phrases about the future such as “outlook”, “may”, “estimates”, “intends”, “believes”, “plans”, “anticipates” and “expects”.

•                  Are not promises or guarantees of future performance. They represent our current views and may change significantly.

•                  Are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

•                  Our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

•                  Our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

•                  Expected transition period to our 4G products;

•                  Expected cost of goods sold;

•                  Expected component supply constraints;

•                  Our ability to “win” new business;

•                  Expected deployment of next generation networks by wireless network operators;

•                  Our operations are not adversely disrupted by component shortages or other development, operating or regulatory risks; and

•                  Expected tax rates and foreign exchange rates.

•                  Are subject to substantial known and unknown material risks and uncertainties. Many factors could cause our actual results, achievements and developments in our business to differ significantly from those expressed or implied by our forward-looking statements, including without limitation, the following factors. These risk factors and others are discussed in our Annual Information Form and Management’s Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada.

•                  Actual sales volumes or prices for our products and services may be lower than we expect for any reason including, without limitation, the continuing uncertain economic conditions, price and product competition, different product mix, the loss of any of our significant customers, competition from new or established wireless communication companies;

•                  The cost of products sold may be  higher than planned or necessary component supplies may not be available, are delayed or are not available on commercially reasonable terms;

•                  We may be unable to enforce our intellectual property rights or may be subject to litigation that has an adverse outcome;

•                  The development and timing of the introduction of our new products may be later than we expect or may be indefinitely delayed;

•                  Transition periods associated with the migration to new technologies may be longer than we expect.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) offers industry-leading mobile computing and machine-to-machine (M2M) communications products and solutions that connect people, devices, and applications over cellular networks. Wireless service providers, equipment manufacturers, enterprises and government organizations around the world depend on us for reliable wireless technology. We offer 2G, 3G and 4G wireless modems, routers and gateways as well as a comprehensive suite of software, tools, and services that ensure our customers can successfully bring wireless applications to market.  For more information about Sierra Wireless, visit www.sierrawireless.com.

“AirCard” and “AirLink” are registered trademarks of Sierra Wireless. “AirPrime” and “AirVantage” are also trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

SIERRA WIRELESS, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

(unaudited)

	June 30,	December 31,
	2012	2011
Assets
Current assets
Cash and cash equivalents	$123,159	$101,375
Short-term investments	2,153	9,347
Accounts receivable, net of allowance for doubtful accounts of $2,477 (2011 - $3,642)	111,223	107,367
Inventories	15,157	16,168
Deferred income taxes	8,075	6,540
Prepaids and other	23,579	20,674
	283,346	261,471
Property, plant and equipment	24,394	22,087
Intangible assets	35,517	42,557
Goodwill	89,345	89,961
Deferred income taxes	6,205	6,205
Other assets	592	606
	$439,399	$422,887
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$144,518	$123,547
Deferred income taxes	—	336
Deferred revenue and credits	1,059	1,721
	145,577	125,604
Long-term obligations	24,314	25,143
Deferred income taxes	236	236
	170,127	150,983
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding: 30,562,076 shares (December 31, 2011 - 31,306,692 shares)	322,521	328,440
Preferred stock: no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock: at cost 725,555 shares (December 31, 2011 — 877,559 shares)	(5,238)	(6,141)
Additional paid-in capital	19,886	20,087
Deficit	(58,556)	(62,482)
Accumulated other comprehensive loss	(9,341)	(8,000)
	269,272	271,904
	$439,399	$422,887

SIERRA WIRELESS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of U.S. dollars, except where otherwise stated)

(unaudited)

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
Revenue	$167,441	$139,888	$317,707	$284,163
Cost of goods sold	116,106	100,788	221,606	205,599
Gross margin	51,335	39,100	96,101	78,564
Expenses
Sales and marketing	11,190	11,326	23,051	23,594
Research and development	20,773	22,025	42,169	45,537
Administration	8,746	8,810	17,346	18,195
Acquisition costs	599	—	599	—
Restructuring	1,531	(350)	1,711	(25)
Integration	—	765	—	1,305
Amortization	2,275	2,794	4,662	5,642
	45,114	45,370	89,538	94,248
Earnings (loss) from operations	6,221	(6,270)	6,563	(15,684)
Foreign exchange gain (loss)	336	(221)	542	201
Other income (expense)	10	(13)	(161)	(53)
Earnings (loss) before income taxes	6,567	(6,504)	6,944	(15,536)
Income tax expense (recovery)	2,986	275	3,018	(924)
Net earnings (loss)	3,581	(6,779)	3,926	(14,612)
Net loss attributable to non-controlling interest	—	(13)	—	(57)
Net earnings (loss) attributable to the Company	$3,581	$(6,766)	$3,926	$(14,555)
Net earnings (loss) per share attributable to the Company’s common shareholders (in dollars)
Basic	$0.12	$(0.22)	$0.13	$(0.47)
Diluted	$0.11	$(0.22)	$0.13	$(0.47)
Weighted average number of shares outstanding (in thousands)
Basic	31,082	31,267	30,996	31,252
Diluted	31,252	31,267	31,133	31,252

SIERRA WIRELESS, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS)

(in thousands of U.S. dollars)

(unaudited)

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
Net earnings (loss)	$3,581	$(6,779)	$3,926	$(14,612)
Other comprehensive income (loss), net of taxes:
Purchase of Wavecom S.A. shares, net of taxes of $nil	—	42	—	42
Foreign currency translation adjustments, net of taxes of $nil	(3,343)	1,587	(1,341)	6,519
Total comprehensive earnings (loss)	238	(5,150)	2,585	(8,051)
Comprehensive income (loss) attributable to non-controlling interest:
Net earnings (loss)	—	(13)	—	(57)
Foreign currency translation adjustments, net of taxes of $nil	—	105	—	106
Comprehensive earnings (loss) attributable to the Company	$238	$(5,242)	$2,585	$(8,100)

SIERRA WIRELESS, INC.

CONSOLIDATED STATEMENTS OF EQUITY

(in thousands of U.S. dollars)

(unaudited)

	Equity attributable to the Company
	Common stock		Treasury Shares
	# of shares	$	# of shares	$	Additional paid-in capital	Deficit	Accumulated other comprehensive income (loss)	Non- controlling interest (deficit)	Total

Balance as at December 31, 2010	31,222,786	$327,668	643,042	$(3,908)	$16,926	$(33,167)	$(5,471)	$1,139	$303,187
Purchase of Wavecom S.A. shares	—	—	—	—	(796)	—	42	(1,033)	(1,787)
Stock option exercises	83,906	772	—	—	(253)	—	—	—	519
Stock-based compensation	—	—	—	—	6,449	—	—	—	6,449
Purchase of treasury shares for RSU distribution	—	—	613,638	(4,472)	—	—	—	—	(4,472)
Distribution of vested RSUs	—	—	(379,121)	2,239	(2,239)	—	—	—	—
Net loss	—	—	—	—	—	(29,315)	—	(57)	(29,372)
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	(2,571)	(49)	(2,620)
Balance as at December 31, 2011	31,306,692	$328,440	877,559	$(6,141)	$20,087	$(62,482)	$(8,000)	$—	$271,904

Common share cancellation	(800,000)	(6,312)	—	—	—	—	—	—	(6,312)
Stock option exercises	55,384	393	—	—	(124)	—	—	—	269
Stock-based compensation	—	—	—	—	3,315	—	—	—	3,315
Purchase of treasury shares for RSU distribution	—	—	336,638	(2,489)	—	—	—	—	(2,489)
Distribution of vested RSUs	—	—	(488,642)	3,392	(3,392)	—	—	—	—
Net earnings	—	—	—	—	—	3,926	—	—	3,926
Foreign currency translation adjustments, net of tax	—	—	—	—	—	—	(1,341)	—	(1,341)
Balance as at June 30, 2012	30,562,076	$322,521	725,555	$(5,238)	$19,886	$(58,556)	$(9,341)	$—	$269,272

SIERRA WIRELESS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

(unaudited)

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
Cash flows provided (used) by:
Operating activities
Net earnings (loss)	$3,581	$(6,779)	$3,926	$(14,612)
Items not requiring (providing) cash
Amortization	6,731	8,456	13,713	17,068
Stock-based compensation	1,636	1,697	3,315	3,329
Deferred income taxes	(843)	(2,219)	(1,873)	(2,219)
Loss (gain) on disposal of property, plant and equipment	(33)	41	126	33
Changes in non-cash working capital
Accounts receivable	(5,027)	9,447	(4,414)	21,667
Inventories	(2,307)	665	917	1,999
Prepaid expenses and other	(3,677)	3,624	(2,961)	2,503
Accounts payable and accrued liabilities	28,557	2,302	21,472	(11,016)
Deferred revenue and credits	(178)	(50)	(658)	(92)
Cash flows provided by operating activities	28,440	17,184	33,563	18,660
Investing activities
Purchase of Wavecom S.A. shares	—	(1,505)	—	(1,505)
Additions to property, plant and equipment	(4,957)	(6,600)	(8,560)	(8,562)
Proceeds from sale of property, plant and equipment	3	2	64	15
Increase in intangible assets	(567)	(1,216)	(1,338)	(1,957)
Net change in short-term investments	(2,151)	7,089	7,194	8,935
Cash flows used by investing activities	(7,672)	(2,230)	(2,640)	(3,074)
Financing activities
Issuance of common shares, net of share issue costs	255	259	269	465
Repurchase of common shares	(3,275)	—	(6,312)	—
Purchase of treasury shares for RSU distribution	(1,502)	—	(2,489)	—
Repayment of long-term obligations	(13)	11	(655)	(627)
Cash flows provided (used) by financing activities	(4,535)	270	(9,187)	(162)
Effect of foreign exchange rate changes on cash and cash equivalents	153	264	48	818
Cash and cash equivalents, increase in the period	16,386	15,488	21,784	16,242
Cash and cash equivalents, beginning of period	106,773	86,197	101,375	85,443
Cash and cash equivalents, end of period	$123,159	$101,685	$123,159	$101,685

Supplemental disclosures:
Net Income taxes paid (received)	$518	$(1,943)	$940	$(1,759)
Net interest paid (received)	(87)	54	(44)	(53)

SIERRA WIRELESS, INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(in thousands of U.S. dollars, except where otherwise stated)

(unaudited)

	2012			2011
(in thousands of U.S. dollars, except where otherwise stated)	YTD	Q2	Q1	YTD	Q2	Q1

Revenue - GAAP and Non-GAAP	$317,707	$167,441	$150,266	$284,163	$139,888	$144,275

Gross Margin - GAAP	$96,101	$51,335	$44,766	$78,564	$39,100	$39,464
Stock-based compensation	161	78	83	210	97	113
Gross Margin - Non-GAAP	$96,262	$51,413	$44,849	$78,774	$39,197	$39,577

Earnings (loss) from operations - GAAP	$6,563	$6,221	$342	$(15,684)	$(6,270)	$(9,414)
Stock-based compensation	3,315	1,636	1,679	3,329	1,697	1,632
Acquisition	599	599	—	—	—	—
Restructuring	1,711	1,531	180	(25)	(350)	325
Integration	—	—	—	1,305	765	540
Acquisition related amortization	5,646	2,665	2,981	6,600	3,312	3,288
Earnings (loss) from operations - Non-GAAP	$17,834	$12,652	$5,182	$(4,475)	$(846)	$(3,629)
Amortization (excluding acquisition related amortization)	8,067	4,066	4,001	10,468	5,144	5,324
EBITDA	$25,901	$16,718	$9,183	$5,993	$4,298	$1,695

Net Earnings (loss) - GAAP	$3,926	$3,581	$345	$(14,555)	$(6,766)	$(7,789)
Stock-based compensation, restructuring and other, integration, and acquisition related amortization, net of tax	10,660	5,891	4,769	11,228	5,503	5,725
Unrealized foreign exchange loss (gain)	(266)	(165)	(101)	(97)	238	(335)
Non-controlling interest	—	—	—	(32)	—	(32)
Net earnings (loss) - Non-GAAP	$14,320	$9,307	$5,013	$(3,456)	$(1,025)	$(2,431)

Diluted earnings (loss) per share - GAAP (in dollars)
GAAP	$0.13	$0.11	$0.01	$(0.47)	$(0.22)	$(0.25)
Non-GAAP	$0.46	$0.30	$0.16	$(0.11)	$(0.03)	$(0.08)

SIERRA WIRELESS, INC.

SEGMENTED RESULTS

(in thousands of U.S. dollars)

(unaudited)

	Three months ended June 30		Six months ended June 30
(in thousands of U.S. dollars)	2012	2011	2012	2011
M2M
Revenue	$77,545	$73,908	$154,488	$146,636
Cost of goods sold	51,426	50,017	103,645	100,065
Gross margin	$26,119	23,891	$50,843	46,571
Gross margin %	33.7%	32.3%	32.9%	31.8%

Mobile Computing
Revenue	$89,896	$65,980	$163,219	$137,527
Cost of goods sold	64,680	50,771	117,961	105,534
Gross margin	$25,216	$15,209	$45,258	$31,993
Gross margin %	28.1%	23.1%	27.7%	23.3%

SIERRA WIRELESS, INC.

REVENUE BY SEGMENT AND PRODUCT

(in thousands of U.S. dollars)

(unaudited)

	Three months ended June 30		Six months ended June 30
(in thousands of U.S. dollars)	2012	2011	2012	2011
M2M
AirPrime Embedded Wireless Modules (excludes PC OEMs)	$63,768	$62,759	$126,712	$122,454
AirLink Intelligent Gateways and Routers	11,407	8,886	22,029	18,982
AirVantage M2M Cloud Platform and Other	2,370	2,263	5,747	5,200
	$77,545	$73,908	$154,488	$146,636

Mobile Computing
AirCard Mobile Broadband Devices (1)	$69,955	$53,135	$126,893	$116,989
AirPrime Embedded Wireless Modules for PC OEMs	17,828	11,857	33,101	18,604
Other	2,113	988	3,225	1,934
	$89,896	$65,980	$163,219	$137,527

(1)         Clearwire contributed $nil million in mobile computing revenue in the three and six months ended June 30, 2012 compared to $0.1 million and $8.3 million in the three and six months ended June 30, 2011, respectively.